Exhibit 99.3

Leading Global Investment Bank to Automate Compliance Assurance
Reporting Using NICE COMPASS

NICE COMPASS will enable bank to automate compliance functions to meet MiFID II and other financial communications regulatory requirements, while also reducing workload, costs and risk

Hoboken, N.J. – January 8, 2018 – NICE (Nasdaq: NICE) announced today that one of the world’s leading global investment banks will be deploying the NICE COMPASS Communication Compliance Assurance solution. By streamlining and automating its financial communication compliance processes, the NICE COMPASS solution will enable the bank to meet regulatory requirements while also reducing compliance-related workloads, costs and risks.

Through its deployment of NICE COMPASS, the leading global investment bank will be able to:

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Ensure accurate records of trading communications, reduce workload and save money using automated system health checks for voice trade communications and recording. Instead of requiring teams of employees to ‘walk’ the trading floor, place test calls on turrets and phone sets, and then retrieve the recordings to confirm that all systems are working as intended, the bank will now be able to centrally automate system health checks through NICE COMPASS to ensure that all systems are operational and all regulated users are being recorded.

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Save time, ensure compliance and reduce the risk of fines by providing evidence of compliance to regulators with automated compliance assurance reporting. With NICE COMPASS’ auto-generated reports, the bank can confidently audit and document trade communications recording compliance and provide evidence to regulators that all regulated users’ trade communications are being properly recorded, archived and retained, as well as track and manage legal holds. All information is available through a browser-based dashboard, giving compliance managers complete insight across the global enterprise.

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Leverage NICE COMPASS’ automated call extraction capability to adhere to strict turnaround times for addressing regulator requests, as they become broader, more frequent, and more far reaching. Compliance managers can quickly and easily find, retrieve and export large volumes of recordings for a compliance investigations. Voice recordings can be extracted in a fraction of the time, giving compliance managers ample time to review and verify data before responding to the regulator.

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Use automated provisioning to centrally manage moves, adds and changes, and ensure compliant recording and retention for all regulated users across the enterprise. An expanded API (Application Programming Interface) enables NICE COMPASS to automatically synchronize with the bank’s golden-source systems for up-to-date information, eliminating errors typically associated with manual data entry.

“New financial communication compliance regulations are exacerbating the burden on FSOs, especially those that still predominantly rely on manual, labor-intensive compliance assurance processes,” said Chris Wooten, Executive Vice President, NICE. “This significant purchase of NICE COMPASS by a large global tier one investment bank highlights the challenges of complying with ever-expanding regulations and the essential role that NICE COMPASS can play in alleviating these challenges through automation.”

New and emerging regulations are exerting tremendous stress on Financial Services Organizations (FSOs) by expanding the scope of employees, asset classes, communication channels, and devices that need to be recorded and monitored, requiring evidence of compliance, and imposing new benchmarks for timely response to regulators. Specifically, FSOs that wish to conduct business in the European market need to ensure they have a form of substituted compliance that follows similar guidelines and processes as detailed in the MiFID II requirements. MiFID II is the first regulation of its kind to impose an additional requirement around evidence of recording. Global FSOs are also subject to the FX Global Code of Conduct, which states that as a matter of good practice, firms must ensure that all records of financial trading communications are complete and accurate in order for surveillance to be effective. Against this regulatory backdrop, NICE COMPASS is helping FSOs reduce risk and save time by automating processes around financial communication compliance, reporting and regulatory response.

NICE COMPASS, together with NICE Trading Recording (NTR), provide a comprehensive solution for recording all trade communications (front office and back office, fixed and mobile, and unified communications), and for assuring complete compliance with financial regulations. Most of the world's leading banks rely on the NTR solution for reliable trade communications recording for turrets, desk phones, mobile phones, and Unified Communications platforms. NICE COMPASS and NTR are part of NICE's comprehensive suite of compliance solutions for the financial services industry.

NICE is the world’s leading financial trading communication compliance solution provider, serving a majority of the largest financial services organizations globally. NICE’s communication compliance assurance and holistic surveillance solutions help banks reliably capture and analyze omnichannel communications to ensure compliance with increasing regulatory requirements including MiFID II, MAR, FX Code of Conduct, Dodd-Frank and future directives.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, +1-551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.